Contact

www.linkedin.com/in/austinwebster
(LinkedIn)
withkoji.com/@deeprmusic (Other)
www.coroflot.com/aowdesign
(Portfolio)

Top Skills

Industrial Design

Illustrator

InDesign

Austin Webster

Founder & CEO at Deepr®

Atlanta

Experience

Deepr®
Founder & CEO
April 2018 - Present (4 years 1 month)
Greater Atlanta Area

Harnessing an extreme passion for music and technology, while combining
15 years of experience in industrial design, product development, software
development, and project management to lead the development and vision for
Deepr®, a music data company generating best in class solutions for creators,
consumers, and content providers via its suite of products - which include
the Deepr mobile app (a music discovery tool) and the Deepr Widget (a B2B
version of the app).

Freedom Suite Services
Product Development Manager
May 2017 - November 2017 (7 months)
Atlanta, Georgia

Managed product/software development and product support for Freedom
Suite,
a marketing/support solutions provider for franchise systems and small
businesses.

T.E.E.M Podcast
Creator and Host
October 2015 - September 2017 (2 years)
Marietta, Georgia

Developed and hosted a podcast that focused on pop culture, sports, and
music from a unique perspective. Guests included amateur and professional
athletes.

InReality
Project Manager
April 2015 - May 2017 (2 years 2 months)
Greater Atlanta Area

Served as a Project Manager with InReality, a retail marketing and design solutions firm. Managed and oversaw projects that grossed $1M+ in revenue. Worked with retailers such as Best Buy, Costco, and Neiman Marcus.

Forever Gifts, Inc.
Product Development / Design Manager
October 2014 - March 2015 (6 months)
Grand Prairie, Texas

Managed product development and design for a domestic-based trading company that supplied solar accessory lighting, seasonal decor products, and consumer electronics to major retailers such as Big Lots, Mills Fleet Farm, The Home Depot, and Walgreens.

Hunter Fan Company
Senior Industrial Designer
February 2007 - May 2014 (7 years 4 months)
Greater Memphis Area

Led Hunter's trend and style research, which served as the foundation for all new product design and the common language that was shared between internal staff and external clients. Designed 2 ceiling fans ultimately selected in the final cut of over 200 submitted designs to be produced and sold in Fortune 500 store, Lowe's. Played a critical role in the designs of 6 ceiling fans sold in Fortune 500 store, The Home Depot, and Menards. Traveled to China and worked with international vendors as Hunter Fan's Industrial Design representative to ensure design quality and integrity was upheld for prospective buyers.

Dioko Athletix, LLC
Creative Designer | Product Manager, Basketball Apparel & Footwear (Volunteer Internship)
November 2012 - April 2013 (6 months)
Memphis, TN

Head designer on all Dioko Basketball apparel and footwear. Managed the design development and production of Basketball apparel and footwear. Designed and managed the production of uniforms for a youth and charity Basketball team, respectively.

Savannah College of Art and Design
Equipment Manager | Men's Basketball Team
November 2003 - February 2006 (2 years 4 months)
Savannah, GA

Coordinated the distribution of required equipment for practice and all games. Assisted coaching staff in practice drills. Video recorded home and away games for instructional and scouting purposes. Served under 1966 college basketball player of the year and 1970 NBA world champion, Cazzie Russell for 3 seasons.

———

Education

Savannah College of Art and Design
BFA, Industrial Design · (2003 - 2006)